                                                Filed Pursuant to Rule 424(b)(2)
                                                              File No. 333-14209


PROSPECTUS SUPPLEMENT
(To Prospectus dated April 7, 1999)                                March 7, 2000
--------------------------------------------------------------------------------

                                  $300,000,000

                            Duke Energy Corporation

                     Series D 7 3/8% Senior Notes due 2010

--------------------------------------------------------------------------------

The Series D Senior Notes will mature on March 1, 2010. Interest on the Series D Senior Notes is payable semiannually on March 1 and September 1, beginning September 1, 2000. The Series D Senior Notes will not be listed on any national securities exchange. Currently, there is no public market for the Series D Senior Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

                          Public Offering Underwriting Proceeds to
                               Price       Discounts   Duke Energy
-------------------------------------------------------------------
Per Series D Senior Note      98.258%        0.272%      97.986%
-------------------------------------------------------------------
Total                      $294,774,000     $816,000   $293,958,000
-------------------------------------------------------------------

Interest on the Series D Senior Notes will accrue from March 10, 2000 to the date of delivery.

The Underwriter is offering the Series D Senior Notes subject to various conditions. The Underwriter expects to deliver the Series D Senior Notes, in book-entry form only, to purchasers through The Depository Trust Company on or about March 10, 2000.

                               ----------------

                            Warburg Dillon Read LLC

                               ----------------

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither we nor the Underwriter has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If this Prospectus Supplement is inconsistent with the accompanying Prospectus, you should rely on this Prospectus Supplement. Neither we nor the Underwriter is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus Supplement and the accompanying Prospectus is accurate only as of the respective dates on the front of those documents or earlier dates specified therein. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Recent Developments........................................................  S-3
Recent Financial Data......................................................  S-5
Capitalization.............................................................  S-6
Description of the Series D Senior Notes...................................  S-7
Underwriting............................................................... S-12
Experts.................................................................... S-13
Legal Matters.............................................................. S-13
                                   Prospectus
About This Prospectus......................................................    3
Where You Can Find More Information........................................    3
Forward-Looking Statements.................................................    4
Duke Energy Corporation....................................................    5
Use of Proceeds............................................................    7
Description of the New Bonds...............................................    7
Description of the New Debt Securities.....................................   11
Plan of Distribution.......................................................   21
Experts....................................................................   22
Legal Matters..............................................................   22

                              RECENT DEVELOPMENTS

Global Asset Development

On March 7, 2000, our wholly owned subsidiary, Duke Energy North America, LLC
(DENA), announced the start of construction of three new merchant generation projects totaling 1,500 megawatts. The cost of construction for the projects is expected to total $678 million. The three 500-megawatt, natural gas-fired, combined-cycle generating facilities are being built to serve growing demand and reliability needs in the Southeast and Southcentral United States. Construction has already commenced on the McClain Energy Facility in Newcastle, Oklahoma and the Hinds Energy Facility in Jackson, Mississippi and will begin soon at the Attala Energy Facility located between McAdams and Kosciusko, Mississippi. At the same time, DENA agreed to sell its remaining effective 78.5% interest in the 500-megawatt Hidalgo Energy Facility located in Edinburg, Texas to an affiliate of Calpine Corporation for $235 million, subject to governmental approvals. DENA sold 21.5% of the facility's electric output in the fourth quarter of 1999 for $59 million.

In August 1999, our wholly owned subsidiary, Duke Energy International, LLC (Duke Energy International), agreed with Dominion Resources, Inc. (Dominion Resources) to acquire its portfolio of hydroelectric, natural gas and diesel power generation businesses in Argentina, Belize, Bolivia and Peru for approximately $405 million. The businesses being purchased total approximately 1,200 megawatts of gross generation capacity. In October 1999, Duke Energy International completed the purchase of the businesses in Belize and Peru from Dominion Resources, and also acquired additional ownership interests in the Peru business (Empresa de Generacion Electrica NorPeru S.A.A.) from two other parties for $152 million in cash and certain other ownership interests in South America. The purchase increased Duke Energy International's ownership in the Peru business from approximately 30% to 90%. The completion of the purchases in Argentina and Bolivia are subject to receiving appropriate governmental consents and approvals and are expected to close by mid-2000.

Duke Energy International also entered a series of transactions in August 1999 to complete a $761 million purchase of a controlling voting interest and an approximate 44% economic interest in Companhia de Geracao de Energia Electrica Paranapanema (Paranapanema), an electric generating company in Brazil. Paranapanema is Brazil's eleventh largest electric generating company, operating 2,307 megawatts of hydroelectric generation facilities. In January 2000, Duke Energy International completed a tender offer to the minority shareholders of Paranapanema and successfully acquired an additional 51% economic interest in the company for approximately $280 million. This increased Duke Energy International's economic ownership from approximately 44% to approximately 95%.

Field Services

In December 1999, our wholly owned subsidiary, Duke Energy Field Services L.L.C. (Field Services), and Phillips Petroleum Company (Phillips Petroleum) agreed to combine Field Services' natural gas gathering and processing business and Phillips Petroleum's gas gathering, processing and marketing unit to form a new midstream gas gathering, processing, marketing and transportation company that would be owned approximately 70% by our subsidiary and approximately 30% by Phillips Petroleum at closing. The transaction is scheduled to close the latter part of March 2000, subject to regulatory approval.

Natural Gas Transmission

In February 2000, our wholly owned subsidiary, Duke Energy Southeast Pipeline Corporation, formed a joint venture with a subsidiary of The Williams Companies Inc. to develop and build the $1.5 billion Buccaneer Pipeline. The joint venture, which has commitments for over 50% of the project's total capacity, will operate the 674-mile pipeline system to transport natural gas to utilities and other-end users throughout Florida. Construction of the Buccaneer Pipeline, which will traverse the Gulf of Mexico and come ashore on Florida's western coast, is scheduled to begin in January 2001 and is expected to be completed as early as April 2002. The project is subject to the approval of the Federal Energy Regulatory Commission.

Our wholly owned subsidiary, PanEnergy Corp, agreed in December 1999 to acquire the East Tennessee Natural Gas Company, which operates a 1,100 mile natural gas pipeline, for approximately $386 million from El Paso Energy Corporation. East Tennessee operates two gas systems in central Tennessee. The transaction is scheduled to close the latter part of March 2000, subject to regulatory approval.

Electric Operations

In the last quarter of 1999, we recorded an $800 million accrual to reflect the purchase of a third-party insurance policy as well as estimated amounts for future claims relating to damages for personal injuries not recoverable under such policy. The personal injuries are alleged to have arisen from the exposure to or use of asbestos in connection with construction and maintenance activities at our electric generating facilities during the 1960s and 1970s. The insurance policy, combined with amounts covered by self-insurance reserves, provides for claims paid up to an aggregate of $1.6 billion. We currently believe the estimated claims relating to this exposure will not exceed this amount. While we are uncertain as to the timing of when claims will be received, portions of the estimated claims may not be received and paid for 30 or more years.

                             RECENT FINANCIAL DATA

The following shows only selected consolidated financial information. You should refer to our consolidated financial statements, including the notes to such financial statements, included in the documents incorporated by reference herein for additional information. See "Where You Can Find More Information" in the accompanying Prospectus.

                                                     Year Ended December 31,
Income Statement Data                                --------------------------
                                                     1999(1)     1998   1997(2)
                                                     -------    ------- -------
                                                      (millions, except per
                                                           share data)
Operating Revenues.................................  $21,742    $17,610 $16,309
Operating Expenses.................................   19,947     15,177  14,339
                                                     -------    ------- -------
   Operating Income................................    1,795      2,433   1,970
Other Income, Net..................................      248        214     138
                                                     -------    ------- -------
Earnings Before Interest and Taxes.................    2,043      2,647   2,108
Interest Expense...................................      601        514     472
Minority Interests.................................      142         96      23
Income Before Extraordinary Item...................      847      1,260     974
Net Income.........................................    1,507(3)   1,252     974
Earnings Available for Common Stock................    1,487(3)   1,231     902
Earnings per share of Common Stock (before extraor-
 dinary item)
   Basic...........................................  $  2.26    $  3.43 $  2.51
   Dilutive........................................     2.25       3.42    2.50
Earnings per share of Common Stock
   Basic...........................................     4.08(3)    3.41    2.51
   Dilutive........................................     4.07(3)    3.40    2.50
--------
(1)  Reflects a pre-tax $800 million charge for estimated injury and damages claims. The effect per basic share of Common Stock of this charge was
     $1.34.
(2)  Data reflects accounting for the combination with PanEnergy Corp on June
     18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1997.
(3)  Reflects a one-time after-tax extraordinary gain of approximately $660 million, or $1.82 per basic share of Common Stock, attributable to the sale of certain pipeline operations on March 29, 1999.

                                                       As of December 31,
Balance Sheet Data                                   --------------------------
                                                      1999       1998   1997(1)
                                                     -------    ------- -------
                                                           (millions)
Current Assets.....................................  $ 6,171    $ 4,843 $ 3,685
Investments and Other Assets.......................    4,710      3,232   2,448
Property, Plant and Equipment, Net.................   20,995     16,875  15,736
Regulatory Assets and Deferred Debits..............    1,533      1,856   2,160
Total Assets.......................................   33,409     26,806  24,029

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of December 31, 1997.

                                Financial Ratios
                                  (unaudited)

                                                    Year Ended December 31,
                                               ---------------------------------
                                               1999 1998 1997(1) 1996(1) 1995(1)
                                               ---- ---- ------- ------- -------
Ratio of Earnings to Fixed Charges............ 2.9  4.7    4.1     4.3     4.0

For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions and the interest component of rentals.
--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1995.

                                 CAPITALIZATION

The following table sets forth our capitalization on a consolidated basis at December 31, 1999 and as adjusted to give effect to the issuance of the Series D Senior Notes. No other change in our consolidated capitalization since December 31, 1999 is reflected therein. You should refer to our consolidated financial statements, including the notes to such financial statements, included in the documents incorporated by reference herein for additional information. See "Where You Can Find More Information" in the accompanying Prospectus.

                                                                December 31,
                                                   December 31,     1999
                                                       1999     (as adjusted)
                                                   ------------ ----------------
                                                        (millions)
Short-term Debt, including commercial paper......    $   267    $    267     1%
                                                     -------    --------
Long-term Debt, including current maturities:
  First and Refunding Mortgage Bonds.............      1,768       1,768
  Other Long-term Debt...........................      1,801       1,801
  Long-term Debt of subsidiaries.................      5,596       5,596
  Series D Senior Notes offered hereby...........        --          300
                                                     -------    --------
    Total Long-term Debt.........................      9,165       9,465    44
                                                     -------    --------
Minority Interests...............................      1,200       1,200     6
                                                     -------    --------
Guaranteed Preferred Beneficial Interests in
 Subordinated Notes of
 Duke Energy or Subsidiaries.....................      1,404       1,404     6
                                                     -------    --------
Preferred and Preference Stock, including current
 sinking fund obligations:
  With sinking fund requirements.................        104         104
  Without sinking fund requirements..............        209         209
                                                     -------    --------
                                                         313         313     1
                                                     -------    --------
Common Stockholders' Equity:
  Common Stock...................................      4,603       4,603
  Retained Earnings..............................      4,397       4,397
  Accumulated other comprehensive income.........         (2)         (2)
                                                     -------    --------
    Total Common Stockholders' Equity............      8,998       8,998    42
                                                     -------    --------  ----
      Total Capitalization.......................     21,347      21,647   100%
                                                     =======    ========

                    DESCRIPTION OF THE SERIES D SENIOR NOTES

The following description of the Series D Senior Notes is only a summary and is not intended to be comprehensive. The description should be read together with the description of the general terms and provisions of Senior Notes provided under the caption "Description of the New Debt Securities" in the accompanying Prospectus.

General

The Series D Senior Notes will be limited in principal amount to $300,000,000 and will be issued as a series of Senior Notes under our Senior Indenture.

The entire principal amount of the Series D Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on March 1, 2010.

The Series D Senior Notes will not be subject to any sinking fund provision.

Interest

Each Series D Senior Note will bear interest at the rate of 7 3/8% per year from the date of original issuance. We will pay interest semiannually on March 1 and September 1 of each year, beginning September 1, 2000, to the person in whose name the Series D Senior Note is registered at the close of business on the fifteenth calendar day before the relevant interest payment date, except that we will pay interest payable at the maturity date of the Series D Senior Notes or on a redemption date to the person or persons to whom principal is payable. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable is not a Business Day, we will pay that interest on the next Business Day without any interest or other payment due to the delay.

Optional Redemption

We will have the right to redeem the Series D Senior Notes, in whole or in part, at any time at a redemption price equal to the greater of (1) 100% of the principal amount of the Series D Senior Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such Series D Senior Notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date.

"Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the Series D Senior

Notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined, and the Treasury Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Series D Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Series D Senior Notes.

"Independent Investment Banker" means Warburg Dillon Read LLC and any successor firm or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

"Comparable Treasury Price" means with respect to any redemption date for the Series D Senior Notes (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

"Reference Treasury Dealer" means (1) Warburg Dillon Read LLC and its successors and (2) any other primary U.S. government securities dealer (a "Primary Treasury Dealer") selected by the Independent Investment Banker after consultation with us. If Warburg Dillon Read LLC shall cease to be a Primary Treasury Dealer, we will substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Redemption Procedures

We will provide not less than 30 nor more than 60 days' notice mailed to each registered holder of the Series D Senior Notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the Series D Senior Notes or portions of Series D Senior Notes called for redemption. In the event that any redemption date is not a Business Day, we will pay the redemption price on the next Business Day without any interest or other payment due to the delay.

Ranking

The Series D Senior Notes will be our direct, unsecured and unsubordinated obligations. The Series D Senior Notes will rank equal in priority with all of our other unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. At December 31, 1999, we had outstanding approximately $1,948,000,000 of unsecured and unsubordinated indebtedness and approximately $1,859,000,000 of secured indebtedness. The Senior Indenture contains no restrictions on the amount of additional indebtedness that we may issue under it.

Denominations

The Series D Senior Notes will be issuable in denominations of $1,000 and integral multiples of $1,000.

Defeasance and Covenant Defeasance

The Series D Senior Notes will be subject to Defeasance and Covenant Defeasance as described in the Senior Indenture. See "Description of the New Debt Securities--Defeasance and Covenant Defeasance" in the accompanying Prospectus.

Under current United States federal income tax law, a Defeasance would be treated as an exchange of the relevant Series D Senior Notes in which holders of such Series D Senior Notes might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from what would be includible absent that Defeasance. We urge investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

Under current United States federal income tax law, unless accompanied by other changes in the terms of the Series D Senior Notes, Covenant Defeasance should not be treated as a taxable exchange.

Book-Entry Only Issuance--The Depository Trust Company

The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series D Senior Notes. The Series D Senior Notes will be initially issued as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global certificates will be issued, representing the total principal amount of the Series D Senior Notes, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("participants") deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("direct participants"). DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Purchases of Series D Senior Notes within the DTC system must be made by or through direct participants, which will receive a credit for the Series D Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series D Senior Notes ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the Series D Senior Notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in Series D Senior Notes, except in the event that use of the book-entry system for the Series D Senior Notes is discontinued.

To facilitate subsequent transfers, all Series D Senior Notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Series D Senior Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the Series D Senior Notes. DTC's records reflect only the identity of the direct participants to whose accounts such Series D Senior Notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Series D Senior Notes are being redeemed, DTC will reduce the amount of interest of each direct participant in the Series D Senior Notes in accordance with its procedures.

Neither DTC nor Cede & Co. will consent or vote with respect to Series D Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the Series D Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments on the Series D Senior Notes will be made to Cede & Co., as nominee of DTC. DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detailed information, on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not our responsibility or the responsibility of DTC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. is our responsibility or the responsibility of the paying agent, disbursement of such payments to direct participants is the responsibility of Cede & Co. and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

Except as provided herein, a beneficial owner of an interest in a global Series D Senior Note will not be entitled to receive physical delivery of Series D Senior Notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Series D Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series D Senior Note.

DTC may discontinue providing its services as securities depositary with respect to the Series D Senior Notes at any time by giving us reasonable notice. Under such circumstances, if a successor securities depositary is not obtained within 90 days, Series D Senior Note certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary) with respect to the Series D Senior Notes. In that event, certificates for the Series D Senior Notes will be printed and delivered to the holders of record.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any Underwriter takes any responsibility for its accuracy. We have no responsibility for the performance by DTC or its participants of their respective obligations, including obligations that they have under the rules and procedures that govern their operations.

                                  UNDERWRITING

Subject to the terms and conditions of the Underwriting Agreement dated the date hereof, Warburg Dillon Read LLC, as Underwriter, has agreed to purchase, and we have agreed to sell to the Underwriter, $300,000,000 principal amount of the Series D Senior Notes.

In the Underwriting Agreement, the Underwriter has agreed, subject to certain conditions, to purchase all of the Series D Senior Notes if any of the Series D Senior Notes are purchased.

The Underwriter proposes initially to offer the Series D Senior Notes to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at that price less a concession not in excess of 0.25% of the principal amount of the Series D Senior Notes. The Underwriter may allow, and those dealers may reallow, a discount not in excess of 0.125% of the principal amount of the Series D Senior Notes to certain other dealers. The initial public offering price, selling concession and discount may be changed after the initial public offering.

The Series D Senior Notes are a new issue of securities with no established trading market. The Underwriter has advised us that the Underwriter intends to make a market in the Series D Senior Notes but is not obligated to do so and may discontinue market-making at any time without notice. Neither we nor the Underwriter can assure you as to the liquidity of the trading market for the Series D Senior Notes.

The Underwriter may purchase and sell the Series D Senior Notes in the open market in connection with the offering. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series D Senior Notes. Syndicate short positions involve the sale by the Underwriter of a greater number of Series D Senior Notes than it is required to purchase from us in the offering. The Underwriter also may impose a penalty bid, by which selling concessions allowed to syndicate members or other broker dealers with respect to the securities sold in the offering for its account may be reclaimed by the syndicate if those Series D Senior Notes are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series D Senior Notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time.

We estimate that our expenses in connection with this offering, excluding underwriting discounts and commissions, will be approximately $175,000.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

The Underwriter and its affiliates engage in transactions with, and, from time to time, have performed services for us or certain of our affiliates in the ordinary course of business and may do so in the future.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in our special report on Form 8-K dated March 3, 2000, which are incorporated herein by reference, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

Ellen T. Ruff, Esq., who is our Vice President and General Counsel, Corporate and Electric Operations, and Dewey Ballantine LLP will issue opinions about the validity of the Series D Senior Notes and certain related matters on our behalf. Willkie Farr & Gallagher will issue an opinion about the validity of the Series D Senior Notes for the Underwriter. In giving their respective opinions, Dewey Ballantine LLP and Willkie Farr & Gallagher may rely as to matters of North Carolina law upon the opinion of Ms. Ruff. As of January 31, 2000, Ms. Ruff owned 9,018 shares of our Common Stock and options to purchase 44,800 shares, 2,300 of which were exercisable.

P R O S P E C T U S


                                 $1,300,000,000

                            Duke Energy Corporation

                       First and Refunding Mortgage Bonds

                                Debt Securities

                               ----------------

This Prospectus contains summaries of the general terms of these securities. We will provide specific terms of these securities, and the manner in which they are being offered, in supplements to this Prospectus. You should read this Prospectus and any supplement carefully before you invest. We cannot sell any of these securities unless this Prospectus is accompanied by a Prospectus Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this Prospectus is April 7, 1999.

You should rely only on the information provided or incorporated by reference in this Prospectus or any accompanying Prospectus Supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any accompanying Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
About This Prospectus......................................................   3
Where You Can Find More Information........................................   3
Forward-Looking Statements.................................................   4
Duke Energy Corporation....................................................   5
Use of Proceeds............................................................   7
Description of the New Bonds...............................................   7
Description of the New Debt Securities.....................................  11
Plan of Distribution.......................................................  21
Experts....................................................................  22
Legal Matters..............................................................  22

                               ABOUT THIS PROSPECTUS

This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under the shelf registration process, we may sell any combination of the securities described in this Prospectus in one or more offerings up to a total dollar amount of $1,300,000,000. The securities that we may offer are First and Refunding Mortgage Bonds, Senior Notes and Subordinated Notes.

This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. The Registration Statement we filed with the SEC includes exhibits that provide more details about the matters discussed in this Prospectus. You should read this Prospectus and the related exhibits filed with the SEC and any Prospectus Supplement together with the additional information described under the next caption, "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC's toll-free telephone number at 1-800-SEC-0330 for further information about the operation of the public reference rooms. In addition, you may inspect our reports and other information at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where certain of our securities are listed. Our SEC filings are available on the SEC's Web site at http://www.sec.gov. Information about us is also available on our Web site at http://www.duke-energy.com.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Prospectus and should be read with the same care. Information that we file later with the SEC will automatically update and supersede this information.

The following documents are incorporated in and made a part of this Prospectus by reference:

  .  our annual report on Form 10-K for the year ended December 31, 1998;

  . our current reports on Form 8-K dated January 25, 1999, February 11, 1999, March 8, 1999 and March 10, 1999;

  . the definitive joint proxy statement-prospectus that we and PanEnergy Corp filed dated March 13, 1997;

  . the annual report on Form 10-K of PanEnergy Corp for the year ended December 31, 1996; and

  . the quarterly reports on Form 10-Q of PanEnergy Corp for the quarters ended March 31, 1997 and June 30, 1997.

Any documents that we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 will also be incorporated by reference into this Prospectus until we sell all of the securities being registered.

   You may request a copy of these filings at no cost by writing or calling us at the following address or one of the following telephone numbers:

    Investor Relations Department
    Duke Energy Corporation
    P.O. Box 1005
    Charlotte, North Carolina 28201
    (704) 382-3853 or (800) 488-3853 (toll-free)

                           FORWARD-LOOKING STATEMENTS

This Prospectus contains or incorporates by reference statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words, such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecasts" and the like. These statements represent our intentions, plans, expectations and beliefs about future events and are subject to risks, uncertainties and other factors. Many of these factors are outside our control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. These factors include:

  . state and federal legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures, and affect the speed and degree to which competition enters the electric and natural gas industries;

  . industrial, commercial and residential growth in our service territories or the service territories of our subsidiaries;

  .  the weather and other natural phenomena;

  .  the timing and extent of changes in commodity prices and interest rates;

  . changes in environmental and other laws and regulations to which we and our subsidiaries are subject or other external factors over which we have no control;

  .  the results of financing efforts;

  .  growth in opportunities for our business units;

  .  achievement of Year 2000 readiness; and

  . the effect of accounting policies issued periodically by accounting standard-setting bodies.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events referred to in this Prospectus and any accompanying Prospectus Supplement might not occur.

                            DUKE ENERGY CORPORATION

We, together with our subsidiaries, are an integrated energy and energy services provider with the ability to offer physical delivery and management of both electricity and natural gas throughout the United States and abroad. We, directly or through our subsidiaries, provide these and other services through seven business segments:

  .  Electric Operations

  .  Natural Gas Transmission

  .  Field Services

  .  Trading and Marketing

  .  Global Asset Development

  .  Other Energy Services

  .  Real Estate Operations

  Electric Operations generates, transmits, distributes and sells electric energy in central and western North Carolina and the western portion of South Carolina (doing business as Duke Power or Nantahala Power and Light).

  Natural Gas Transmission, through its northeast pipelines, provides interstate transportation and storage of natural gas for customers primarily in the Mid-Atlantic and New England states. Until the sale of the midwest pipelines to a subsidiary of CMS Energy Corporation, which was consummated on March 29, 1999, Natural Gas Transmission provided interstate transportation and storage services in the midwest states.

  Field Services gathers, processes, transports and markets natural gas and produces and markets natural gas liquids. Field Services operates gathering systems in ten states that serve major gas-producing regions in the Rocky Mountains, Permian Basin, Mid-Continent and Gulf Coast areas. Field Services significantly expanded its operations by the acquisition on March 31, 1999 of the natural gas gathering, processing, fractionation and natural gas liquids pipeline business of a unit of Union Pacific Resources.

  Trading and Marketing markets natural gas, electricity and other energy-related products across North America. We own a 60% interest in Trading and Marketing, with Mobil Corporation owning a 40% minority interest.

  Global Asset Development develops, owns and operates energy-related facilities worldwide. Global Asset Development conducts its operations primarily through Duke Energy Power Services, LLC and Duke Energy International, LLC.

  Other Energy Services provides engineering, consulting, construction and integrated energy solutions worldwide, primarily through Duke Engineering & Services, Inc., Duke/Fluor Daniel and DukeSolutions, Inc.

  Real Estate Operations develops high-quality commercial and residential real estate projects and manages forest holdings in the southeastern United States. Real Estate Operations conducts its business through Crescent Resources, Inc.

We completed a merger with PanEnergy Corp on June 18, 1997 which was accounted for as a pooling of interests. PanEnergy Corp was involved in the gathering, processing, transportation and storage of natural gas, the production of natural gas liquids and the marketing of natural gas, electricity and other energy-related products.

The foregoing information about us and our subsidiaries is only a general summary and is not intended to be comprehensive. For additional information about us and our subsidiaries you should refer to the information described under the caption "Where You Can Find More Information."

Our principal executive offices are located at 526 South Church Street, Charlotte, North Carolina 28202, telephone (704) 594-6200.

                             Recent Financial Data

The following shows only selected consolidated financial information. You should refer to the financial statements included in the documents incorporated by reference in this Prospectus for additional information. See "Where You Can Find More Information."

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1998   1997(1) 1996(1)
                                                       ------- ------- -------
                                                        (Millions, except per
                                                             share data)
Operating Revenues.................................... $17,610 $16,309 $12,302
Net Income............................................   1,252     974   1,074
Earnings Available for Common Stock...................   1,231     902   1,030
Earnings per share of Common Stock (before
 extraordinary item)
  Basic...............................................   $3.43   $2.51   $2.90
  Dilutive............................................    3.42    2.50    2.88
Earnings per share of Common Stock
  Basic...............................................    3.41    2.51    2.85
  Dilutive............................................    3.40    2.50    2.83

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1996.

                                                            Capitalization as of
                                                             December 31, 1998
                                                            --------------------
                                                                 (Millions)
Common Stock Equity........................................ $     8,150      49%
Preferred Stocks...........................................         333        2
Trust Preferred Securities.................................         919        6
Debt (including short-term debt)...........................       7,168       43
                                                            ----------- --------
  Total.................................................... $    16,570     100%
                                                            =========== ========

                       Ratio of Earnings to Fixed Charges

                                                 Year Ended December 31,
                                           ------------------------------------
                                           1998 1997(1) 1996(1) 1995(1) 1994(1)
                                           ---- ------- ------  ------- -------
Ratio of Earnings to Fixed Charges........ 4.7    4.1    4.3      4.0     3.6

For purposes of this ratio (a) earnings consist of income from continuing operations before income taxes and fixed charges, and (b) fixed charges consist of all interest deductions and the interest component of rentals.

--------
(1) Data reflects accounting for the combination with PanEnergy Corp on June 18, 1997 as a pooling of interests. As a result, the data gives effect to the combination as if it had occurred as of January 1, 1994.

                                USE OF PROCEEDS

Unless we state otherwise in any Prospectus Supplement, we will use the net proceeds from the sale of the First and Refunding Mortgage Bonds, Senior Notes and Subordinated Notes being offered:

  . to redeem or purchase from time to time presently outstanding securities when we anticipate those transactions will result in an overall cost savings;

  .  to repay maturing securities;

  .  to finance our ongoing construction program; or

  .  for general corporate purposes.

If we do not use the net proceeds immediately, we may temporarily invest them in short-term interest-bearing obligations or deposit them with banks.

                          DESCRIPTION OF THE NEW BONDS

We will issue the First and Refunding Mortgage Bonds as one or more series under our First and Refunding Mortgage, dated as of December 1, 1927, to The Chase Manhattan Bank, as Trustee, as supplemented and amended. In the following discussion, we will refer to the First and Refunding Mortgage as the "Mortgage." We will refer to all of our First and Refunding Mortgage Bonds as "Bonds" and the Bonds to be issued under this shelf registration as the "New Bonds." We will refer to the Trustee under the Mortgage as the "Bond Trustee." The Mortgage and the form of supplemental indenture to the Mortgage relating to the New Bonds are exhibits to the Registration Statement.

The following description of the New Bonds is only a summary and is not intended to be comprehensive. For additional information you should refer to the Mortgage.

General

The amount of Bonds which we may issue under the Mortgage is unlimited. Our Board of Directors will determine the terms of each series of the New Bonds, including denominations, maturity, interest rate and payment terms and whether the series will have redemption or sinking fund provisions.

Unless we state otherwise in the applicable Prospectus Supplement, we will issue the New Bonds only in fully registered form, without coupons. There will be no service charge for any transfers and exchanges of the New Bonds. We may, however, require payment to cover any stamp tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the New Bonds may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

The New Bonds will be issuable in denominations of $1,000 and multiples of $1,000, unless we state otherwise in the applicable Prospectus Supplement. New Bonds will be exchangeable for an equivalent principal amount of New Bonds of other authorized denominations of the same series.

The applicable Prospectus Supplement will describe the maturity, interest rate and payment terms of the New Bonds and any relevant redemption or sinking fund provisions.

Security

The Mortgage creates a continuing lien to secure the payment of principal and interest on the Bonds. All the Bonds are equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of our properties, real, personal and mixed, and our franchises, including properties acquired after the date of the Mortgage, with certain exceptions. Those exceptions include cash, accounts receivable, inventories of materials and supplies, merchandise held for sale, securities that we hold, certain after-acquired property not useful in our electric business, certain after-acquired franchises and certain after-acquired non-electric properties.

The lien of the Mortgage is subject to certain permitted liens and to liens that exist upon properties that we acquired after we entered into the Mortgage to the extent of the amounts of prior lien bonds secured by those properties (not, however, exceeding 75% of the cost or value of those properties) and additions to those properties. "Prior lien bonds" are bonds or other indebtedness that are secured at the time of acquisition by a lien upon property that we acquire after the date of the Mortgage that becomes subject to the lien of the Mortgage.

Issuance of Additional Bonds

If we satisfy the conditions in the Mortgage, the Bond Trustee may authenticate and deliver additional Bonds in an aggregate principal amount not exceeding:

  . the amount of cash that we have deposited with the Bond Trustee for that purpose;

  . the amount of previously authenticated and delivered Bonds or refundable prior lien bonds that have been or are to be retired which, with certain exceptions, we have deposited with the Bond Trustee for that purpose; or

  . 66 2/3% of the aggregate of the net amounts of additional property (electric) certified to the Bond Trustee after February 18, 1949.

The Bond Trustee may not authenticate and deliver any additional Bonds under the Mortgage, other than certain types of refunding Bonds, unless our available net earnings for twelve consecutive calendar months within the immediately preceding fifteen calendar months have been at least twice the amount of the annual interest charges on all Bonds outstanding under the Mortgage, including the Bonds proposed to be issued, and on all outstanding prior lien bonds that the Bond Trustee does not hold under the Mortgage.

We may not apply to the Bond Trustee to authenticate and deliver any Bonds (1) in an aggregate principal amount exceeding $26,000,000 on the basis of additional property (electric) that we acquired or constructed prior to January 1, 1949 or (2) on the basis of Bonds or prior lien bonds paid, purchased or redeemed prior to February 1, 1949. We may not certify any additional property (electric) which is subject to the lien of any prior lien bonds for the purpose of establishing those prior lien bonds as refundable if the aggregate principal amount of those prior lien bonds exceeds 66 2/3% of the net amount of the additional property that is subject to the lien of such prior lien bonds.

Release Provisions

The Mortgage permits us to dispose of certain property and to take other actions without the Bond Trustee releasing that property. The Mortgage also permits the release of mortgaged property if we deposit cash or other consideration equal to the value of the mortgaged property to be released. In certain events and within certain limitations, the Bond Trustee is required to pay out cash that the Bond Trustee receives--other than for the Replacement Fund or as the basis for issuing Bonds--upon our application.

We may withdraw cash that we deposited with the Bond Trustee as the basis for issuing Bonds in an amount equal to the principal amount of any Bonds that we are entitled to have authenticated and delivered on the basis of additional property (electric), on the basis of Bonds previously authenticated and delivered or on the basis of refundable prior lien bonds.

Replacement Fund

The Mortgage requires us to deposit with the Bond Trustee annually, for the Replacement Fund established under the Mortgage, the sum of the "replacement requirements" for all years beginning with 1949 and ending with the last calendar year preceding the deposit date, less certain deductions. Those deductions are (1) the aggregate original cost of all fixed property (electric) retired during that time period, not exceeding the aggregate of the gross amounts of additional property (electric) that we acquired or constructed during the same period, and (2) the aggregate amount of cash that we deposited with the Bond Trustee up to that time, or that we would have been required to deposit except for permitted reductions, under the Replacement Fund.

The "replacement requirement" for any year is 2 1/2% of the average "amount of depreciable fixed property" (electric) owned by us at the beginning and end of that year, not exceeding, however, the amount we are permitted to charge as an operating expense for depreciation or retirement by any governmental authority, or the amount deductible as depreciation or similar expense for federal income tax purposes. The "amount of depreciable fixed property" (electric) is the amount by which the sum of $192,913,385 plus the aggregate gross amount of all depreciable additional property (electric) that we acquired or constructed from January 1, 1949 to the date as of which such amount is determined exceeds the original cost of all of our depreciable fixed property (electric) retired during that period or released from the lien of the Mortgage.

We may reduce the amount of cash at any time required to be deposited in the Replacement Fund and may withdraw any cash that we previously deposited that is held in the Replacement Fund:

  . in an amount equal to 150% of the principal amount of Bonds previously authenticated and delivered under the Mortgage, or refundable prior lien bonds, deposited with the Bond Trustee and on the basis of which we would otherwise have been entitled to have additional Bonds authenticated and delivered; and

  . in an amount equal to 150% of the principal amount of Bonds which we would otherwise be entitled to have authenticated and delivered on the basis of additional property (electric).

Upon our application, the Bond Trustee will apply cash that we deposited in the Replacement Fund and have not previously withdrawn to the payment, purchase or redemption of Bonds issued under the Mortgage or to the purchase of refundable prior lien bonds.

We have never deposited any cash with the Bond Trustee for the Replacement Fund. If we deposit any cash in the future, we have agreed not to apply that cash to the redemption of the New Bonds as long as any Bonds now outstanding remain outstanding.

Amendments of the Mortgage

We may amend the Mortgage with the consent of the holders of 66 2/3% of the Bonds, except that no such amendment may:

  . affect the terms of payment of principal at maturity or of interest or premium on any Bond;

  . affect the rights of Bondholders to sue to enforce any such payment at maturity; or

  .  reduce the percentage of Bonds required to consent to an amendment.

No amendment may affect the rights under the Mortgage of the holders of less than all of the series of Bonds outstanding unless the holders of 66 2/3% of the Bonds of each series affected consent to the amendment.

The covenants included in the supplemental indenture for any series of New Bonds will be solely for the benefit of the holders of those New Bonds. We may modify any such covenant only with the consent of the holders of 66 2/3% of those New Bonds outstanding, without the consent of Bondholders of any other series.


Events of Default

The Bond Trustee may, and at the written request of the holders of a majority of the outstanding Bonds will, declare the principal of all outstanding Bonds due when any event of default under the Mortgage occurs. The holders of a majority of the outstanding Bonds may, however, waive the default and rescind the declaration if we cure the default.

Events of default under the Mortgage include:

  .  default in the payment of principal;

  .  default for 60 days in the payment of interest;

  . default in the performance of any other covenant in the Mortgage continuing for 60 days after the Bond Trustee or the holders of not less than 10% in principal amount of the Bonds then outstanding give notice of the default; and

  .  certain bankruptcy or insolvency events with respect to the Corporation.

The Bond Trustee is under no obligation to exercise any of its powers at the request of any of the holders of the Bonds unless those Bondholders have offered to the Bond Trustee security or indemnity satisfactory to it against the cost, expenses and liabilities it might incur as a result. The holders of a majority of the Bonds outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the Bond Trustee, or the exercise of any trust or power of the Bond Trustee. The Bond Trustee will not be liable for any action that it takes or omits to take in good faith in accordance with any such direction.

We provide an officers' certificate each year to the Bond Trustee stating whether we have complied with the covenants of the Mortgage.

Concerning the Bond Trustee

The Chase Manhattan Bank is the Bond Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank.

                     DESCRIPTION OF THE NEW DEBT SECURITIES

The New Debt Securities will be either senior unsecured debt securities or subordinated unsecured debt securities. In the following discussion, we sometimes refer to the senior unsecured debt securities as "Senior Notes" and to the subordinated unsecured debt securities as "Subordinated Notes."

We will issue New Debt Securities that are Senior Notes in one or more series under our Senior Indenture dated as of September 1, 1998 between us and The Chase Manhattan Bank, as Trustee, as supplemented and amended. We will issue New Debt Securities that are Subordinated Notes in one or more series under our Subordinated Indenture dated as of December 1, 1997 between us and The Chase Manhattan Bank, as Trustee, as supplemented and amended. Each of the Senior Indenture and the Subordinated Indenture is, as applicable, sometimes called the "Indenture." The Senior Indenture and the Subordinated Indenture, together, are sometimes called the "Indentures." Each of the Trustee under the Senior Indenture and the Trustee under the Subordinated Indenture is, as applicable, called the "Trustee." The Indentures and the forms of supplemental indenture to the Indentures are exhibits to the Registration Statement.

The Debt Securities are unsecured obligations. The Bonds are effectively senior to the Debt Securities to the extent of the value of the properties securing them. As of December 31, 1998, we had approximately $2,265,000,000 of Bonds outstanding.

We conduct our non-electric operations, and certain of our electric operations outside our service area in the Carolinas, through subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is partly dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. We anticipate that certain of our subsidiaries will incur substantial amounts of debt in the expansion of their businesses.

Neither Indenture protects the holders of Debt Securities if we engage in a highly leveraged transaction.

The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the applicable Indenture.

General

Neither Indenture limits the amount of Debt Securities that we may issue under it. We may issue Debt Securities from time to time under each Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

Provisions Applicable to Particular Series

The Prospectus Supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable:

  .  the title of the series;

  .  any limit on the principal amount of the Debt Securities of the series;

  . the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

  . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

  .  any interest payment dates and the regular record date, if any;

  . whether we may extend the interest payment periods and, if so, the terms of the extension;

  . the place or places where payments will be made, if other than the principal corporate trust office of the Trustee;

  . any obligation that we have to redeem the Debt Securities through a sinking fund or purchase the Debt Securities through a purchase fund or at the option of the holder;

  . whether we have the option to redeem the Debt Securities and, if so, the terms of our redemption option;

  . whether the provisions described under the caption "Defeasance and Covenant Defeasance" will not apply to the Debt Securities;

  . the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

  . if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

  . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

  . whether the Debt Securities will be issuable as global securities and, if so, the depositary;

  . any changes in the events of default or covenants with respect to the Debt Securities;

  . any index or formula used for determining principal, premium or interest;

  . if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount (or the manner of determining it);

  . the subordination of the Debt Securities to any other of our indebtedness, including other series of Subordinated Notes (for series of Subordinated Notes only); and

  .  any other terms.

Unless we state otherwise in the applicable Prospectus Supplement, we will issue the New Debt Securities only in fully registered form, without coupons. There will be no service charge for any registration of transfer or exchange of the Debt Securities. We may, however, require payment to cover any tax or other governmental charge payable in connection with any transfer or exchange. Transfers and exchanges of the Debt Securities may be made at The Chase Manhattan Bank, 55 Water Street, New York, New York 10041.

The New Debt Securities will be issuable in denominations of $1,000 and any multiples of $1,000, unless we state otherwise in the applicable Prospectus Supplement.

We may offer and sell the New Debt Securities, including original issue discount Debt Securities, at a substantial discount below their principal amount. The applicable Prospectus Supplement will describe special United States federal income tax and any other considerations applicable to those securities. In addition, the applicable Prospectus Supplement may describe certain special United States federal income tax or other considerations, if any, applicable to any New Debt Securities which are denominated in a currency other than U.S. dollars.

Global Securities

We may issue some or all of the Debt Securities of any series as Global Securities. We will register each Global Security in the name of a depositary identified in the applicable Prospectus Supplement. The Global Securities will be deposited with the depositary or nominee or custodian for the depositary.

As long as the depositary or its nominee is the registered holder of a Global Security, that person will be considered the sole owner and holder of the Global Security and the Debt Securities it represents for all purposes. Except in limited circumstances, owners of a beneficial interest in a Global Security:

  . may not have the Global Security or any Debt Securities it represents registered in their names;

  . may not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for the Global Security; and

  . will not be considered the owners or holders of the Global Security or any Debt Securities it represents for any purposes under the Debt Securities or the applicable Indenture.

We will make all payments of principal and any premium and interest on a Global Security to the depositary or its nominee as the holder of the Global Security. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions having accounts with the depositary or its nominee, which are called "participants" in this discussion, and to persons that hold beneficial interests through participants. When a Global Security is issued, the depositary will credit on its book entry, registration and transfer system the principal amounts of Debt Securities the Global Security represents to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

  .  the depositary, with respect to participants' interests; and

  . any participant, with respect to interests the participant holds on behalf of other persons.

Payments participants make to owners of beneficial interests held through those participants will be the responsibility of those participants. The depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security. None of the following will have any responsibility or liability for any aspect of the depositary's or any participant's records relating to beneficial interests in a Global Security, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

  .  the Corporation;

  .  the Trustee under the Senior Indenture;

  .  the Trustee under the Subordinated Indenture; or

  .  an agent of any of the above.

Redemption

Any provisions relating to the redemption of Debt Securities will be set forth in the applicable Prospectus Supplement. Unless we state otherwise in the applicable Prospectus Supplement, we may redeem Debt Securities only upon notice mailed at least 30 but not more than 60 days before the date fixed for redemption. Unless we state otherwise in the applicable Prospectus Supplement, that notice may state that the redemption will be conditional upon the Trustee, or the applicable Paying Agent, receiving sufficient funds to pay the principal, premium and interest on those Debt Securities on the date fixed for redemption and that if the Trustee or the applicable Paying Agent does not receive those funds, the redemption notice will not apply, and we will not be required to redeem those Debt Securities.

We will not be required to:

  . issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

  . register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed.

Consolidation, Merger, Conveyance or Transfer

Each Indenture provides that we may consolidate or merge with or into, or convey or transfer all or substantially all of our properties and assets to, another corporation or other entity. Any successor must, however, assume our obligations under that Indenture and the Debt Securities issued under it, and we must deliver an officers' certificate and an opinion of counsel to the Trustee that affirm compliance with all conditions in the Indenture relating to the transaction. When those conditions are satisfied, the successor will succeed to and be substituted for us under the Indenture, and we will be relieved of our obligations under that Indenture and the Debt Securities issued under it.

Modification; Waiver

We may amend or modify either Indenture with the consent of the holders of a majority of the outstanding Debt Securities of all series of Debt Securities issued under the Indenture that are affected by the amendment or modification, voting as one class. The consent of the holder of each outstanding Debt Security affected is, however, required to:

  . change the maturity date of the principal, or any installment of principal or interest on that Debt Security;

  . reduce the principal amount, the interest rate or any premium payable upon redemption on that Debt Security;

  . reduce the amount of principal due and payable upon acceleration of maturity;

  . change the currency of payment of principal, premium or interest on that Debt Security;

  . impair the right to institute suit to enforce any such payment on or after the maturity date or redemption date;

  . reduce the percentage in principal amount of Debt Securities of any series required to amend or modify the applicable Indenture, to waive compliance with certain restrictive provisions of the applicable Indenture or to waive certain defaults; or

  . with certain exceptions, modify the provisions of the applicable Indenture governing amendments of the Indenture or governing waiver of covenants or past defaults.

In addition, we may supplement either Indenture to create new series of Debt Securities and for other purposes, without the consent of any holders of Debt Securities issued under that Indenture.

The holders of a majority of the outstanding Debt Securities of any series may waive, for that series, our compliance with certain restrictive provisions of the Indenture under which those Debt Securities were issued. The holders of a majority of the outstanding Debt Securities of all series under an Indenture with respect to which a default has occurred and is continuing, all holders of those series voting as one class, may waive that default for all those series, except a default in the payment of principal or any premium or interest on any Debt Security or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected.

We may not amend the Subordinated Indenture to change the subordination of any outstanding Subordinated Notes without the consent of each holder of Senior Indebtedness that the amendment would adversely affect.

If certain payments on a series of Debt Securities are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding two paragraphs may apply to that series.

Events of Default

The following are Events of Default under each Indenture with respect to any series, unless we state otherwise in the applicable Prospectus Supplement:

  . failure to pay principal of or any premium on any Debt Security of that series when due;

  . failure to pay any interest on any Debt Security of that series, when due, that continues for 60 days; for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Debt Securities that permit such deferrals;

  . failure to make any sinking fund payment when required for any Debt Security of that series that continues for 60 days;

  . failure to perform any covenant in the applicable Indenture (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series give us written notice of the default; and

  . certain bankruptcy, insolvency or reorganization events with respect to the Corporation.

In the case of the fourth Event of Default listed above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

Additional Events of Default may be established for a particular series and, if established, will be described in the applicable Prospectus Supplement.

If an Event of Default with respect to Debt Securities of a series occurs and is continuing, then the Trustee or the holders of at least 33% of the outstanding Debt Securities of that series may declare the principal amount of all Debt Securities of that series to be immediately due and payable. However, that Event of Default will be deemed waived at any time after the declaration but before a judgment for payment of the money due has been obtained if:

  . we have paid or deposited with the Trustee all overdue interest, the principal and any premium due otherwise than by the declaration and any interest on such amounts, and any interest on overdue interest, to the extent legally permitted, in each case with respect to that series, and all amounts due to the Trustee under the applicable Indenture; and

  . all Events of Default with respect to that series, other than the nonpayment of the principal which became due solely by virtue of the declaration, have been cured or waived.

The Trustee is under no obligation to exercise any of its rights or powers at the request or direction of any holders of Debt Securities unless those holders have offered the Trustee security or indemnity against the costs, expenses and liabilities which it might incur as a result. The holders of a majority of the outstanding Debt Securities of any series have, with certain exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or the exercise of any trust or power of the Trustee with respect to those Debt Securities. The Trustee may withhold notice of any default (except a default in the payment of principal or interest) from the holders of any series if the Trustee in good faith considers it in the interest of the holders to do so.

The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments.

If certain payments on a series of Debt Securities are insured by a financial guaranty insurance policy or other policy, terms other than those that are described in the preceding three paragraphs may apply to that series.

We are required to furnish each year to the Trustee under each Indenture an officers' certificate to the effect that we are not in default under the applicable Indenture or, if there has been a default, specifying the default and its status.

Paying Agent

Unless we state otherwise in the applicable Prospectus Supplement, the Trustee will act as Paying Agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the Paying Agent acts. We may, however, change or add Paying Agents or approve a change in the office through which a Paying Agent acts.

Any money that we have paid to a Paying Agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to us, holders should look only to us for those payments.

Negative Pledge

While any of the Senior Notes remain outstanding, we will not create, or permit to be created or to exist, any mortgage, lien, pledge, security interest or other encumbrance upon any of our property, whether owned on or acquired after the date of the Senior Indenture, to secure any of our indebtedness for borrowed money, unless the Senior Notes then outstanding are equally and ratably secured for so long as any such indebtedness is so secured.

The foregoing restriction does not apply to, among other things:

  . purchase money mortgages, or other purchase money liens, pledges, security interests or encumbrances upon property that we acquired after the date of the Senior Indenture;

  . mortgages, liens, pledges, security interests or other encumbrances existing on any property at the time we acquired it, including those which exist on any property of an entity with which we are consolidated or merged or which transfers or leases all or substantially all of its properties to us;

  . mortgages, liens, pledges, security interests or other encumbrances upon any of our property that existed on the date of the initial issuance of the Senior Notes;

  . pledges or deposits to secure performance in connection with bids, tenders, contracts--other than contracts for the payment of money--or leases to which we are a party;

  . liens created by or resulting from any litigation or proceeding which at the time is being contested in good faith by appropriate proceedings;

  . liens incurred in connection with the issuance of bankers' acceptances and lines of credit, bankers' liens or rights of offset and any security given in the ordinary course of business to banks or others to secure any indebtedness payable on demand or maturing within 12 months of the date that such indebtedness is originally incurred;

  . liens incurred in connection with repurchase, swap or other similar agreements (including commodity price, currency exchange and interest rate protection agreements);

  .  liens securing industrial revenue or pollution control bonds;

  . liens, pledges, security interests or other encumbrances on any property arising in connection with any defeasance, covenant defeasance or in-substance defeasance of any of our indebtedness;

  . liens created in connection with, and created to secure, a non-recourse obligation;

  . Bonds issued or to be issued from time to time under the Mortgage, and the "permitted liens" specified in the Mortgage;

  . indebtedness which we issue in connection with our consolidation or merger with any other entity, which may be our affiliate, in exchange or in substitution for secured indebtedness of that entity ("Third Party Debt") which by its terms (1) is secured by a mortgage on all or a portion of the property of that entity, (2) prevents that entity from incurring secured indebtedness, unless the Third Party Debt is secured equally and ratably with such secured indebtedness or (3) prevents that entity from incurring secured indebtedness;

  . indebtedness of any entity which we are required to assume in connection with a consolidation or merger of that entity, with respect to which any of our property is subjected to a mortgage, lien, pledge, security interest or other encumbrance;

  . mortgages, liens, pledges, security interests or other encumbrances upon any property that we acquired, constructed, developed or improved after the date of the Senior Indenture which are created before, at the time of, or within 18 months after such acquisition--or in the case of property constructed, developed or improved, after the completion of the construction, development or improvement and commencement of full commercial operation of that property, whichever is later--to secure or provide for the payment of any part of its purchase price or cost; provided that, in the case of such construction, development or improvement, the mortgages, liens, pledges, security interests or other encumbrances shall not apply to any property that we own other than real property that is unimproved up to that time; and

  . the replacement, extension or renewal of any mortgage, lien, pledge, security interest or other encumbrance described above; or the replacement, extension or renewal (not exceeding the principal amount of indebtedness so secured together with any premium, interest, fee or expense payable in connection with any such replacement, extension or renewal) of the indebtedness so secured; provided that such replacement, extension or renewal is limited to all or a part of the same property that secured the mortgage, lien, pledge, security interest or other encumbrance replaced, extended or renewed, plus improvements on it or additions or accessions to it.

In addition, we may create or assume any other mortgage, lien, pledge, security interest or other encumbrance not excepted in the Senior Indenture without equally and ratably securing the Senior Notes, if immediately after that creation or assumption, the principal amount of our indebtedness for borrowed money that all such other mortgages, liens, pledges, security interests and other encumbrances secure does not exceed an amount equal to 10% of our common stockholders' equity as shown on our consolidated balance sheet for the accounting period occurring immediately before the creation or assumption of that mortgage, lien, pledge, security interest or other encumbrance.

Defeasance and Covenant Defeasance

Unless the particular series of Debt Securities provides otherwise, we may be:

  . discharged from our obligations (with certain exceptions) with respect to any series of Debt Securities, such a discharge being called a "Defeasance" in this Prospectus; and

  . released from our obligations under certain restrictive covenants especially established with respect to any series of Debt Securities, including the obligations described above under the caption "Negative Pledge" with respect to any series of Senior Notes, such a release being called a "Covenant Defeasance" in this Prospectus.

To effect a Defeasance or Covenant Defeasance, we must satisfy certain conditions. Those conditions include the irrevocable deposit with the Trustee, in trust, of money or government obligations which through their scheduled payments of principal and interest would provide sufficient money to pay the principal and any premium and interest on such Debt Securities on the maturity dates of such payments or upon redemption.

Following a Defeasance, payment of the Debt Securities defeased may not be accelerated because of an Event of Default. Following a Covenant Defeasance, the payment of Debt Securities may not be accelerated by reference to the covenants from which we have been released. A Defeasance may occur after a Covenant Defeasance.

Under current United States federal income tax law, a Defeasance would be treated as an exchange of the relevant Debt Securities in which holders of Debt Securities might recognize gain or loss. In addition, the amount, timing and character of amounts that holders would thereafter be required to include in income might be different from what would be includible absent that Defeasance. We urge investors to consult their own tax advisors as to the specific consequences of a Defeasance, including the applicability and effect of tax laws other than United States federal income tax laws.

Under current United States federal income tax law, unless accompanied by other changes in the terms of the Debt Securities, Covenant Defeasance should not be treated as a taxable exchange.

Subordination

Each series of Subordinated Notes will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all "Senior Indebtedness" as defined below. If:

  . we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

  . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

  . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Subordinated Notes have the right to receive any payments of principal or interest on their Subordinated Notes.

"Senior Indebtedness" means, with respect to any series of Subordinated Notes, the principal, premium, interest and any other payment in respect of any of the following:

  . all of our indebtedness that is evidenced by notes, debentures, bonds or other securities we sell for money or other obligations for money borrowed;

  . all indebtedness of others of the kinds described in the preceding category which we have assumed or guaranteed or which we have in effect guaranteed through an agreement to purchase, contingent or otherwise; and

  . all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding two categories.

Any such indebtedness, renewal, extension or refunding, however, will not be "Senior Indebtedness" if the instrument creating or evidencing it or the assumption or guarantee of it provides that it is not superior in right of payment to or is equal in right of payment with those Subordinated Notes. Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness.

Some future series of Subordinated Notes may rank senior to other series of Subordinated Notes and would constitute Senior Indebtedness with respect to those series.

The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue. As of December 31, 1998, our Senior Indebtedness totaled approximately $4,044,000,000.

Concerning the Trustee

The Chase Manhattan Bank is the Bond Trustee under the Mortgage and the Trustee under each Indenture. We and some of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank.

                              PLAN OF DISTRIBUTION

We may sell the New Bonds and the New Debt Securities in any of three ways:

  .  through underwriters or dealers;

  . directly to a limited number of institutional purchasers or to a single purchaser; or

  .  through agents.

The applicable Prospectus Supplement will describe the terms under which the New Bonds and the New Debt Securities are offered, including:

  .  the names of any underwriters, dealers or agents;

  .  the purchase price and our net proceeds from the sale;

  . any underwriting discounts and other items constituting underwriters' compensation;

  .  any initial public offering price; and

  .  any discounts or concessions allowed, re-allowed or paid to dealers.

We or any underwriters or dealers may change from time to time any initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

If we use underwriters in the sale of New Bonds and New Debt Securities, those underwriters will acquire the New Bonds and the New Debt Securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we state otherwise in the applicable Prospectus Supplement, the obligations of any underwriter to purchase the New Bonds and the New Debt Securities will be subject to conditions, and the underwriter will be obligated to purchase all the New Bonds and the New Debt Securities, except that in some cases involving a default by an underwriter, less than all of the New Bonds and the New Debt Securities may be purchased. If we sell the New Bonds and the New Debt Securities through an agent, the applicable Prospectus Supplement will state the name and any commission we may pay to the agent. Unless we state otherwise in the Prospectus Supplement, that agent will be acting on a best-efforts basis for the period of its appointment.

The applicable Prospectus Supplement will state whether we will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities at the public offering price specified in the Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified future date. These contracts will be subject to the conditions specified in the applicable Prospectus Supplement. Additionally, the applicable Prospectus Supplement will set forth the commission payable for solicitation of those contracts.

Agents and underwriters may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

Underwriters and their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their business.

                                    EXPERTS

Our consolidated financial statements as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, except PanEnergy Corp and subsidiaries as of and for the period ended December 31, 1996, included in our annual report on Form 10-K, which are incorporated by reference in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated by reference in this Prospectus. The financial statements of PanEnergy Corp and subsidiaries (consolidated with our financial statements) as of and for the period ended December 31, 1996 have been audited by KPMG LLP, independent auditors, as stated in their report incorporated by reference in this Prospectus. Those financial statements are incorporated in this Prospectus in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

Ellen T. Ruff, Esq., who is our Vice President and General Counsel, Corporate, Gas and Electric Operations, or another of our lawyers and Dewey Ballantine LLP, our outside counsel, will issue opinions about the legality of the New Bonds and the New Debt Securities. Ms. Ruff owns, and such other lawyer likely would own, our Common Stock and options to purchase shares of our Common Stock. Counsel named in the applicable Prospectus Supplement will issue opinions about the legality of the New Bonds and the New Debt Securities on behalf of any underwriters, dealers or agents.

PROSPECTUS SUPPLEMENT                                              March 7, 2000

                                  $300,000,000


                            Duke Energy Corporation

                          Series D 7 3/8% Senior Notes
                                    due 2010


                            Warburg Dillon Read LLC